Item 77D - 	DWS Intermediate Tax/AMT Free
Fund (formerly Deutsche
Intermediate Tax/AMT Free Fund)
(a series of Deutsche DWS Tax Free
Trust (formerly Deutsche Tax Free
Trust)) (the "fund")
On or about August 2, 2018, the fund will be renamed DWS Intermediate Tax-Free Fund and the fund's principal investment strategy will be amended to include the following:
Main investments. Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in securities issued by municipalities across the United States and in other securities whose income is free from regular federal income tax and alternative minimum tax (AMT). The fund may invest up to 20% of net assets in securities whose income is subject to AMT.

The fund can buy many types of municipal securities of all maturities. These may include revenue bonds (which are backed by revenues from a particular source) and general obligation bonds
(which are typically backed by the issuer's ability to levy taxes). They may also include municipal lease obligations and investments representing an interest therein.

This fund normally invests at least 65% of total assets in municipal securities of the top three grades of credit quality. The fund could invest up to 35% of total assets in debt securities rated in the fourth credit grade, which is still considered investment-grade. The fund may invest up to 10% of total assets in high yield debt securities (commonly referred to as junk bonds) of the fifth and sixth credit grades (i.e., as low as grade B). Compared to investment-grade debt securities, junk bonds generally pay higher yields, have higher volatility and higher risk of default on payments of interest or principal.

The fund may also invest in exchange-traded funds
(ETFs). The fund's investments in ETFs will be limited to 5% of total assets in any one ETF and 10% of total assets in the aggregate in ETFs.